Via Facsimile and U.S. Mail
Mail Stop 6010

November 9, 2006

Mr. John P. McLaughlin
Chief Executive Officer
Anesiva, Inc.
650 Gateway Boulevard
South San Francisco, CA 94080

      Re: **Form 10-K for Fiscal Year Ended December 31, 2005**
                Filed March 30, 2006
                Form 10-Q for the quarter ended June 30, 2006
                File No. 0-50573

Dear Mr. McLaughlin:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief